[ING Funds Logo]

June 29, 2006

VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  ING PRIME RATE TRUST
     (FILE NOS. 333-61831/333-68239 AND 811-05410)

Dear Mr. Thompson:

This letter responds to comments provided to Paul A. Caldarelli on June 12, 2006 for Post-Effective Amendment No. 15 to the Registration Statement on Form N-2 for ING Prime Rate Trust ("Registrant"). Our summaries of the comments and our responses thereto are provided below. In addition, attached is the Tandy Letter (Attachment A).

PROSPECTUS

PROSPECTUS SYNOPSIS (PAGE 2)

1. COMMENT: Pursuant to Guide 1, the Staff noted the use of proceeds and requested the time limit which the Trust expects to use proceeds.

     RESPONSE: The disclosure has been revised to include that the Trust expects to use proceeds within three months.

2. COMMENT: The Staff noted that "the Adviser receives an annual fee, payable monthly, in an amount equal to 0.80% of the Trust's average daily gross asset value, minus the sum of the Trust's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Trust..." The Staff requested to explain how derivatives will be valued for the Advisory fee.

     RESPONSE: For Advisory fee purposes, derivatives would be valued as follows:

     * Interest rate swaps. Notional value excluded. Value is based on dealer marks or an internal mark to market calculation based on Eurodollar futures.
     * Credit Default Swaps. If a deposit is placed with counterparty, notional value is excluded. Mark to market is based on dealer marks. If no deposit is placed, notional value is typically included for advisory fee.

     * Futures and options. Notional value is excluded. Mark to market is include and based on external pricing or dealer marks.
     * Currency forwards. Notional value is excluded. Mark to market is based on external pricing.

PROSPECTUS SYNOPSIS - DIVERSIFICATION (PAGE 4)

3. COMMENT: The Staff noted that under the section entitled "Diversification," the Trust will consider a borrower on a loan, including a loan participation, to be the issuer of that loan. The Staff requested clarification with respect to how the Trust will consider each lender of a loan under which the Trust does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest.

     RESPONSE: The disclosure has been revised to include a discussion of considering each interpositioned bank (a lender from which the Trust acquires a Senior Loan) to be an issuer of the loan.

THE TRUST'S INVESTMENTS (PAGE 14)

4. COMMENT: The Staff requested a discussion of the rights of parties under assignments versus loan participations.

     RESPONSE: The rights and obligations of the Trust are different under an assignment versus a loan participation. Disclosure has been revised to include a discussion of the rights of the Trust under a loan participation.

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS (PAGE 23)

5. COMMENT: Pursuant to Item 9(c), the Staff requested, if applicable, to revise the first paragraph of the section entitled "Portfolio Management" to include, "The following individuals comprise the investment committee of the Trust and JOINTLY share the responsibility for the day-to-day management of the Trust's Portfolio."

     RESPONSE: The disclosure has been revised to include JOINTLY.

6. COMMENT: Pursuant to Item 9(c), the Staff requested to provide a description of Mr. Curtis F. Lee's responsibilities.

     RESPONSE: The disclosure has been revised, as requested.


                                    *   *   *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
----------------------
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:  Huey P. Falgout, Jr., Esq.
      ING U.S. Legal Services

     Jeffrey S. Puretz, Esq.
       Dechert LLP

     Reza Pishva
       Dechert LLP

                                  ATTACHMENT A

[ING LOGO]

June 29, 2006

VIA EDGAR

Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  ING PRIME RATE TRUST
     (FILE NOS. 333-61831/333-68239 AND 811-05410)

Dear Mr. Thompson:

ING Prime Rate Trust ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
------------------------
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments
cc:  Jeffrey Puretz, Esq.
     Dechert LLP